03011371

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL RECEIVED PROCESSING
FEB 27 2003
WASH. D.C. 155 SECTION

SEC FILE NUMBER
8- 51801

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-02 (MM/DD/YY) AND ENDING 12-31-02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
CAMBRIDGE GROUP INVESTMENTS, LTD.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4460 SOUTH HAGADORN, SUITE 520
(No. and Street)

EAST LANSING	MI	48823
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
TOM BLASEN (517) 333-3220
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MANER, COSTERISAN & ELLIS, P.C.
(Name – *if individual, state last, first, middle name*)

544 CHERBOURG, SUITE 200	LANSING	MI	48917
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 12 2003
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, TOM BLASEN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CAMBRIDGE GROUP INVESTMENTS, LTD., as of DECEMBER 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

AMY S. COOK
Notary Public, Clinton County, MI
Acting in Ingham County, Michigan
My Comm. Expires Jan. 10, 2007

Amy S Cook
Notary Public

Signature

President
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CAMBRIDGE GROUP INVESTMENTS, LTD.

REPORT ON FINANCIAL STATEMENTS
(With supplementary information required by Rule 17a-5
of the Securities and Exchange Commission)

YEARS ENDED DECEMBER 31, 2002 AND 2001

CONTENTS

Maner, Costerisan & Ellis, P.C.
Certified Public Accountants

Lamonte T. Lator
Bruce J. Dunn
Jeffrey C. Stevens
Linda I. Schirmer
Steven W. Scott
David M. Raeck
Robert E. Miller, Jr.
Steven B. Robbins
James E. Nyquist
James R. Dedyne

Timothy H. Adams
David B. Caldwell
Edward L. Williams, III
Timothy J. Orians
Dennis D. Theis

Walter P. Maner, Jr.
Floyd L. Costerisan
Leon A. Ellis (1933-1988)

INDEPENDENT AUDITORS' REPORT

Board of Directors
Cambridge Group Investments, Ltd.
East Lansing, Michigan

January 31, 2003

We have audited the accompanying statements of financial condition of Cambridge Group Investments, Ltd. as of December 31, 2002 and 2001, and the related statements of operations, changes in stockholder's equity and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cambridge Group Investments, Ltd. as of December 31, 2002 and 2001, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Maner, Costerisan & Ellis, P.C.

544 Cherbourg Drive • Suite 200 • Lansing, Michigan 48917-5010 • (517) 323-7500 • Fax (517) 323-6346 • www.mcecpa.com

CAMBRIDGE GROUP INVESTMENTS, LTD.
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2002 AND 2001

ASSETS

	2002	2001
Cash and cash equivalents	$ 334,218	$ 442,918
Commissions receivable	259,414	119,019
Securities owned, not readily marketable	46,100	50,244
Prepaid expenses	29,988	20,210
Website, net of amortization	31,726	71,025
Furniture and equipment, less accumulated depreciation	33,633	47,853
Total assets	$ 735,079	$ 751,269

LIABILITIES AND STOCKHOLDER'S EQUITY (DEFICIT)

	2002	2001
Liabilities:		
Accounts payable	$ 24,758	$ 46,119
Accrued payroll	26,303	27,763
Total liabilities	51,061	73,882
Stockholder's equity:		
Common stock, $5 par value per share, authorized 60,000 shares, issued and outstanding 1,000 shares	5,000	5,000
Additional paid-in capital	1,583,948	1,583,948
Deficit	(904,930)	(911,561)
Total stockholder's equity	684,018	677,387
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 735,079	$ 751,269

See notes to financial statements.

CAMBRIDGE GROUP INVESTMENTS, LTD.
STATEMENTS OF OPERATIONS
YEARS ENDED DECEMBER 31, 2002 AND 2001

	2002	2001
REVENUES:		
Commission income, net of rebates	$ 1,951,337	$ 846,745
Profit (loss) on trades	202,791	67,572
Investment income	7,226	24,446
Miscellaneous income	172	4,365
Total revenues	2,161,526	943,128
EXPENSES:		
Compensation and benefits	1,292,756	570,989
Office Expenses	51,624	108,059
Rent Expense	86,114	28,435
Travel and entertainment	32,116	14,250
Advertising	49,506	185,062
Insurance	7,724	4,185
State Fees	19,089	75
Professional fees and compliance expenses	197,860	248,186
Communications	190,984	75,951
Equipment rental	61,852	20,696
Clearance fees	109,707	46,341
Depreciation and amortization	55,563	42,390
Total expenses	2,154,895	1,344,619
Income (loss) before provision for income taxes	6,631	(401,491)
PROVISION FOR INCOME TAX BENEFIT (EXPENSE)	0	0
NET INCOME (LOSS)	$ 6,631	$ (401,491)

See notes to financial statements.

CAMBRIDGE GROUP INVESTMENTS, LTD.
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
YEARS ENDED DECEMBER 31, 2002 AND 2001

	Common stock	Additional paid-in capital	Retained earnings (deficit)	Total
STOCKHOLDER'S EQUITY, January 1, 2001	$ 5,000	$ 1,508,948	$ (510,070)	$ 1,003,878
Additional paid-in capital		75,000		75,000
Net loss			(401,491)	(401,491)
STOCKHOLDER'S EQUITY, December 31, 2001	5,000	1,583,948	(911,561)	677,387
Net income			6,631	6,631
STOCKHOLDER'S EQUITY, December 31, 2002	$ 5,000	$ 1,583,948	$ (904,930)	$ 684,018

See notes to financial statements.

CAMBRIDGE GROUP INVESTMENTS, LTD.
STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2002 AND 2001

	2002	2001
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS:		
Cash flows from operating activities:		
Net income (loss)	$ 6,631	$ (401,491)
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:		
Depreciation and amortization	55,563	42,390
Commissions receivable	(140,395)	(119,019)
Prepaid expenses	(9,778)	9,240
Accounts payable	(21,361)	51,109
Accrued expenses	(1,460)	(5,000)
Total adjustments	(117,431)	(21,280)
Net cash used by operating activities	(110,800)	(422,771)
Cash flow from investing activities:		
Purchase of leasehold improvements		(1,865)
Purchase of furniture and equipment	(2,044)	(42,570)
Purchase of intangible assets		(25,576)
Proceeds from sale of investments	4,144	
Purchase of investments		(4,144)
Net cash provided (used) by investing activities	2,100	(74,155)
Cash flow from financing activities:		
Contributed capital		75,000
NET DECREASE IN CASH AND CASH EQUIVALENTS	(108,700)	(421,926)
CASH AND CASH EQUIVALENTS:		
Beginning of year	442,918	864,844
End of year	$ 334,218	$ 442,918

See notes to financial statements.

CAMBRIDGE GROUP INVESTMENTS, LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Method of accounting - The accompanying financial statements have been prepared on the accrual basis of accounting.

Securities transactions – Securities transactions and related commission income and expenses are recorded on a trade date basis.

Cash equivalents – Cash equivalents are highly liquid investments purchased with original maturities of three months or less.

Commissions receivable – Based on management's estimate, no allowance for doubtful accounts is considered necessary.

Securities owned not readily marketable –securities owned not readily marketable include the Company's investment in certain NASD equity securities recorded at estimated market value.

Furniture and equipment – Furniture and equipment are carried at cost. Depreciation is calculated using the straight line and accelerated methods over their estimated useful lives.

Website – The website is carried at its development cost. Depreciation is calculated using the straight-line method over the estimated useful lives of the related software. Ongoing maintenance is expensed as incurred.

Income taxes - The Company utilizes an asset and liability approach to account for income taxes. The difference between the financial statement and tax basis of assets and liabilities is determined annually. Deferred income tax assets and liabilities are computed for those differences that have future tax consequences using the currently enacted tax laws and rates that apply to the period in which they are expected to affect taxable income. Valuation allowances are established, if necessary, to reduce the deferred tax asset to the amount that will more likely than not be realized. Income tax expense is the current tax payable or refundable for the period plus or minus the net change in the deferred tax assets and liabilities.

Advertising costs – Advertising costs are expensed as incurred.

NOTE 2 - NATURE OF ORGANIZATION, RISKS AND UNCERTAINTIES

Cambridge Group Investments, Ltd. is a wholly owned subsidiary of The Phoenix Group Ltd. or (Parent). The Company is organized primarily for the purpose of entering into various trading strategies involving bonds. The company is registered as a broker-dealer in securities under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. (NASD).

NOTE 2 - NATURE OF ORGANIZATION, RISKS AND UNCERTAINTIES (Concluded)

The Company has an agreement with a clearing broker to clear securities transactions, carry customers' accounts on a fully disclosed basis and perform certain record keeping functions. Accordingly, the company operates under the exemptive provisions of Securities and Exchange Commission ("SEC") Rule 15c3-3(k)(2)(ii).

The Company receives commission revenues for facilitating customer purchases of bonds. The Company markets primarily through the use of a website licensed under the name Bondpage.com. All of the Company's commission revenue is received through the clearing broker.

The Company has entered into a "restrictive agreement" with the NASD, which provides that the Company must comply with the exemptive provisions of the Securities and Exchange Commission's Rule 15c3-3 pursuant to paragraph (k)(2)(ii).

The Company is required to disclose significant concentrations of credit risk regardless of the degree of such risk. Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of cash and cash equivalents and commissions receivable. The Company deposits its cash with high-credit-quality financial institutions. Although such cash balances may exceed the federally insured limits, they are, in the opinion of management, subject to minimal risk. Credit risk with respect to commissions receivable is limited due to the significant number of accounts that make up the commission receivable balance at year end.

Estimates - The process of preparing financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues and expenditures. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

CAMBRIDGE GROUP INVESTMENTS, LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 3 - INVESTMENTS

The following is a summary of securities owned, not readily marketable at December 31:

	2002	2001
Missouri St HSG DEV CAP APPR	$	$ 4,144
NASD stock	3,300	3,300
NASD warrants	42,800	42,800
	$ 46,100	$ 50,244

NOTE 4 – FURNITURE AND EQUIPMENT

Furniture and equipment consists of the following at December 31:

	2002	2001
Furniture and fixtures	$ 47,139	$ 47,140
Computer equipment and software	10,204	7,784
	57,343	54,924
Less accumulated depreciation	23,710	7,071
Net equipment	$ 33,633	$ 47,853

CAMBRIDGE GROUP INVESTMENTS, LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 5 – WEBSITE

Unamortized software development costs consists of the following at December 31:

	2002	2001
Website	$ 115,765	$ 115,765
Less accumulated amortization	84,039	44,740
Net intangible asset	$ 31,726	$ 71,025

NOTE 6 - INCOME TAXES

The provision for income tax benefit (expense) is zero at December 31, 2002 and December 31, 2001. Due to the uncertainty regarding the level of future earnings, the Company has recorded a valuation allowance equal to the amount of deferred tax assets which may not be realized, principally due to the expiration of net operating loss carryforwards.

The Company has net operating loss carryforwards available for income tax purposes as follows at December 31:

Year ended December 31,	2002	2001
1999	$ 37,984	$ 44,891
2000	435,905	435,905
2001	422,732	422,732
	$ 896,621	$ 903,528

NOTE 7 – COMMITMENTS AND CONTINGENCIES

In the normal course of business, the Company executes, as agent, securities transactions on behalf of its customers. If the agency transactions do not settle because of failure to perform by either the customer of the counterparty, the Company may be obligated to discharge the obligation of the nonperforming party, and as a result is subject to market risk if the market value of securities is different from the contract amount of the transactions.

NOTE 7 – COMMITMENTS AND CONTINGENCIES (Concluded)

The Company does not anticipate nonperformance by customers or counterparties in the aforementioned situations. The Company's policy is to monitor market exposure and counterparty risk. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of each counterparty and customer with which it conducts business.

NOTE 8 – OPERATING LEASES

The Company leases office space, computer equipment and furniture under various noncancelable operating lease agreements. Office rent expense and equipment lease expense totaled $147,966 and $49,131 for the years ended December 31, 2002 and 2001, respectively.

Future minimum lease payments on these leases at December 31, 2002 are as follows:

Year ending December 31,	
2003	$ 101,038
2004	112,974
2005	142,086
2006	154,267
2007	37,974
	$ 548,339

NOTE 9 – RETIREMENT PLANS

The Corporation maintains a qualified 401(k) retirement plan for substantially all full-time employees. Pension expense for this plan was $7,250 in 2002 and $5,193 in 2001.

NOTE 10 - REGULATORY NET CAPITAL REQUIREMENT

As a registered broker-dealer and member of the NASD, the Company is subject to the SEC Uniform Net Capital Rule 15c3-1 which requires the maintenance of minimum regulatory net capital and requires that the ratio of aggregate indebtedness to regulatory net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2002, the Company had regulatory net capital of $537,719 and a minimum regulatory net capital requirement of $50,000. The regulatory net capital ratio of the company was .09 to 1. As of December 31, 2001, the Company had regulatory net capital of $476,427 and a minimum regulatory net capital requirement of $50,000. The regulatory net capital ratio of the company was .16 to 1 at December 31, 2001.

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

Our report on our audits of the basic financial statements of Cambridge Group Investments, Ltd. appears on page 2. Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as whole.

Maner, Costerisan & Ellis, P.C.
Certified Public Accountants

Lansing, Michigan
January 31, 2003

CAMBRIDGE GROUP INVESTMENTS, LTD.
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2002

NET CAPITAL:		
Total stockholder's equity		$ 684,018
Deduction and/or changes:		
Non-allowable assets:		
Prepaid expenses	$ 29,988	
Website, net of amortization	31,726	
Furniture and equipment	31,838	
Leasehold improvements	1,795	
Securities owned, not readily marketable	46,100	141,447
Net capital before haircuts on securities positions		542,571
Haircuts on securities		
Other securities	4,852	4,852
Net capital		$ 537,719
AGGREGATE INDEBTEDNESS:		
Items included in statement of financial position		
Accounts payable and accrued expenses		$ 51,061
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:		
Minimum net capital required (6 2/3 percent of $51,061 or $50,000 if greater)		$ 50,000
Excess net capital		$ 487,719
Ratio: Aggregate indebtedness to net capital		.09:1
Reconciliation with Company's computation (included in Part IIA of Form X-17-A-5 as of December 31, 2002)		
Net capital as reported on Company's Part IIA unaudited Focus		$ 541,353
Audit adjustments to record accounts payable and accrued expenses		70
Other audit adjustments - net		(3,704)
Net capital		$ 537,719